UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TONGJITANG CHINESE MEDICINES COMPANY
(Name of Issuer)
ORDINARY SHARES
(Title of Class of Securities)
G8918E106
(CUSIP Number)

Mr. Xiaochun Wang Room 3030, Four Seasons Place, 8 Finance Street, Central, Hong Kong (86) 139 1818 3126	Jianguo Yang Fosun Industrial Co., Limited Level 28 Three Pacific Place 1 Queen’s Road East Hong Kong China (86)(21) 6332 5563	With a copy to: Scott Clemens Baker & McKenzie LLP Suite 3401, China World Tower 2 China World Trade Center 1 Jianguomenwai Avenue Beijing 100004, People’s Republic of China (86)(10) 6535 3971
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G8918E106

1	NAMES OF REPORTING PERSONS Xiaochun Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	BK, WC, AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		1,200,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,675,584

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,200,000

WITH	10	SHARED DISPOSITIVE POWER

		52,675,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	53,875,584

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.8%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	G8918E106

1	NAMES OF REPORTING PERSONS Hanmax Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	BK, WC, AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,675,584

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		52,675,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,675,584

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	50.6%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	G8918E106

1	NAMES OF REPORTING PERSONS Fosun Industrial Co., Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hong Kong, China

	7	SOLE VOTING POWER

NUMBER OF		33,403,392

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,403,392

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,403,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.1%

14	TYPE OF REPORTING PERSON

	CO

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission on April 8, 2010 (the “Original 13D”) by Xiaochun Wang, Hanmax Investment Limited (“Hanmax Investment”) and Fosun Industrial Co., Limited (“Fosun Industrial”) with respect to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), including the American Depositary Shares (each representing four Ordinary Shares), of Tongjitang Chinese Medicines Company (the “Issuer”) as previously amended by Amendment No. 1 to the Original 13D filed on June 7, 2010. Unless otherwise stated herein, the Original 13D as previously amended remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented as follows:
The commitment under the June 4 Commitment Letter expired on June 24, 2010. On July 30, 2010, Hanmax Investment received a new commitment letter (the “July 30 Commitment Letter”) issued by CITIC International for a term loan facility up to US$25,000,000 to fund the proposed purchase of the Publicly Held Shares, subject to certain terms to be agreed to by the parties, including (a) execution of mutually acceptable definitive documents for the facility (the “Facility Documentation”), (b) CITIC International having received all necessary internal credit committee approvals in relation to the proposed purchase of the Publicly Held Shares and the July 30 Commitment Letter, (c) the accuracy and completeness of all representations and information provided by Hanmax Investment to CITIC International and the compliance of Hanmax Investment with the terms of the July 30 Commitment Letter, (d) satisfaction of the conditions precedent specified in the Facility Documentation, and (e) in the opinion of CITIC International, there being no material adverse change in the status or financial condition of Hanmax Investment and its subsidiaries, or the international or domestic capital markets or economic and sociopolitical situation in the People’s Republic of China, Hong Kong or other jurisdictions where Hanmax Investment and its subsidiaries and/or their principal assets are located. The commitment under the July 30 Commitment Letter expires upon the earlier to occur of execution of definitive credit facility documents and September 24, 2010, subject to extension by CITIC International.
The foregoing description of the material terms of the July 30 Commitment Letter issued to Hanmax Investment by CITIC International is qualified in its entirety by reference to the complete text of such document, which has been filed as an exhibit to this Schedule 13D.
Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer
Item 6 is hereby supplemented as follows:
For a description of the principal terms of the July 30 Commitment Letter issued to Hanmax Investment for a credit facility to fund the proposed purchase of the Publicly Held Shares, see Item 3.
Item 7. Material to Be Filed as Exhibits
Item 7 is hereby supplemented by adding the following exhibit:

Exhibit 99.9:	July 30 Commitment letter with CITIC Bank International Limited to fund the proposed purchase of Publicly Held Shares.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 2, 2010

XIAOCHUN WANG
By:	/s/ Xiaochun Wang
	Name:	Xiaochun Wang

HANMAX INVESTMENT LIMITED
By:	/s/ Xiaochun Wang
	Name:	Xiaochun Wang
	Title:	Director

FOSUN INDUSTRIAL CO., LIMITED
By:	/s/ Qiyu Chen
	Name:	Qiyu Chen
	Title:	Chairman of the Board of Directors